UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 12, 2022, Oatly Group AB (the “Company”) published its notice convening the annual general meeting of Oatly Group AB (publ) (the “Notice”), which is to be held on June 16, 2022. A copy of the Notice is being furnished as Exhibit 99.1 to this report of foreign private issuer on Form 6-K. Materials relating to the annual general meeting are available on the Company’s website at https://investors.oatly.com/corporate-governance/agm.

Exhibit Index

Exhibit No.	Description

99.1	Notice convening the annual general meeting of Oatly Group AB (publ), dated May 12, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: May 12, 2022	By:	/s/ Christian Hanke
Christian Hanke
Chief Financial Officer